Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

For immediate release

MITTAL STEEL COMPANY N.V. REPORTS RECORD FOURTH
QUARTER 2004 and FULL YEAR 2004 RESULTS

Rotterdam, 10 February 2005 — Mittal Steel Company N.V., (“Mittal Steel” or “the Company”) the world’s most global steel company, today announced results for the twelve months and fourth quarter ended December 31, 2004.

Highlights 12 months ended December 31, 2004:

		% Change 2004 v 2003
• Shipments:	42.1 million tons	53%
• Revenues:	US$22.2 billion	132%
• Operating income:	US$6.1 billion	373%
• Net income:	US$4.7 billion	298%
• 4 major acquisitions, including Polska Stal, completed in the year
• Announces dividend policy

These are Mittal Steel stand-alone results excluding results of the transaction with ISG, which is expected to close in Quarter 1 2005.

Commenting, Lakshmi N. Mittal, Chairman and CEO, Mittal Steel Company, said:

“2004 was an excellent year for Mittal Steel. We experienced a strong demand for our products across all markets, combined with higher selling prices and a substantial rise in our total shipments due to the completion of a number of key strategic acquisitions. This resulted in record results for the company. Our focus has always been to be a low-cost producer and this is reflected in our operating margin of 27.7%.

Mittal Steel has now built positions of strength across our key three operating regions: Americas, Europe and the Rest of the World. Looking forward, we are anticipating stable demand during 2005. Global supply and demand remains fairly balanced and Mittal Steel is well positioned to take advantage of the current market dynamics.”

FOURTH QUARTER AND FULL YEAR 2004 EARNINGS CONFERENCE CALL

Lakshmi Mittal, Chairman and Chief Executive Officer, and Aditya Mittal, President and Chief Financial Officer, will host a conference call for members of the investment community to discuss the company’s financial results and general business operations at 10:30 AM New York Time / 3:30 PM London time today. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Date: Thursday, February 10, 2005
Time: 10:30 AM New York Time / 3:30 PM London Time
Dial-In Number from within the U.S.: 1-877-780-2271
Dial-In Number from outside the U.S.: 001-973-582-2737

For individuals unable to participate in the conference call, a telephone replay will be available from 1:00 PM New York Time / 6:00 PM London Time on February 10, 2005 until midnight / 5:00 AM London Time on February 18, 2005 at:

Replay Number from within the U.S.: 1-877-519-4471
Replay Number from outside the U.S.: 001-973-341-3080
Passcode: 5637135

A webcast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. RealPlayer or Windows Media Player will be required in order to access the webcast.

MITTAL STEEL COMPANY N.V. REPORTS RECORD
FOURTH QUARTER 2004 and FULL YEAR 2004
RESULTS

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), net income for the twelve months ended December 31, 2004 was $4.7 billion or $7.31 per share, as compared to net income of $1.2 billion or $1.83 per share for the twelve months ended December 31, 2003.

Consolidated sales and operating income for the twelve months ended December 31, 2004 were $22.2 billion and $6.1 billion, respectively, compared to $9.6 billion and $1.3 billion, respectively, for the twelve months ended December 31, 2003.

Total steel shipments for the year 2004 were 42.1 million tons as compared to 27.4 million tons in 2003.

Mittal Steel Company N.V. net income for the fourth quarter of 2004 was $1.6 billion or $2.42 per share as compared to net income of $1.3 billion or $2.07 per share for the third quarter of 2004.

Consolidated sales and operating income for the fourth quarter of 2004 were $6.2 billion and $1.7 billion, respectively, as compared to $6.3 billion and $1.9 billion, respectively, for the third quarter of 2004.

Total steel shipments were 10.1 million tons in the fourth quarter 2004 as compared to 11.0 million tons in the third quarter 2004.

This is Mittal Steel’s first earnings release after the completion of the acquisition by the former Ispat International N.V. of the former LNM Holdings N.V.

On December 17, 2004, Ispat International N.V. completed its acquisition of LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. As Ispat International N.V. and LNM Holdings N.V. are affiliates under common control, the acquisition of LNM Holdings N.V. is accounted for on the basis of common control accounting, which is similar to the method of accounting formerly known as a “pooling-of-interests’’.

These consolidated financial statements reflect the financial position and results of operations for Mittal Steel as though the former Ispat International N.V. and the former LNM Holdings N.V., were part of the combined Mittal Steel Company N.V. during all the periods presented herein. Intercompany balances and transactions have been eliminated in consolidation.

On a pro-forma basis Mittal Steel Company N.V. including ISG, achieved shipments of 57.6 million tons, sales of $31.2 billion, operating income of $7.0 billion and net income of $5.7 billion or $8.13 per share for the twelve months ended December 31, 2004. All pro-forma numbers assume the maximum issuance of shares and figures do not include any purchase accounting adjustments. (Refer to ISG’s recent press release for their financial information).

Analysis of operations

Mittal Steel’s consolidated financial statements for the year ended December 31, 2004 include the results of the following operations, the results of which were not, or were not fully, included in the year ended December 31, 2003.

•	The results of Ispat Polska were included from March 5, 2004, the date of its acquisition by Mittal Steel.
•	Iscor was consolidated from January 1, 2004, following the increase of Mittal Steel’s shareholding in this company to a majority.
•	Mittal Steel acquired Ispat Nova Hut on January 31, 2003. Therefore the relevant results of operations of Ispat Nova Hut for 2003 are included only for the eleven months ended December 31, 2003.
•	Mittal Steel acquired controlling interests in Ispat Tepro in July 2003, Ispat Petrotub in December 2003 and Ispat Siderurgica in April 2004.
•	Mittal Steel acquired RZ Valavnica Z.A. Lenti AD and RZ Ladna Valavnica AD (the “Macedonian Operations”) in May 2004.

Due to these acquisitions the comparison of 2004 with past periods may not be meaningful.

Average price realization in the fourth quarter of 2004 improved by 9% compared to the third quarter of 2004, driven by higher base selling prices, raw material surcharges and improved product mix. For the year 2004, average price realization was 54% higher than 2003.

Steel shipments were lower by 8% in the fourth quarter 2004 as compared to the third quarter 2004 due to a combination of shipping delays and outages.

Due to the increases in the cost of key inputs, such as iron ore, scrap, electricity, natural gas and transportation, cost of goods sold per ton during the fourth quarter 2004 was higher by 8% compared to the third quarter of 2004. Cost of goods sold per ton during the year 2004 was higher by 31% compared to 2003.

Selling, general and administrative expenses in the fourth quarter of 2004 increased by 61% compared to the third quarter of 2004. Selling, general and administrative expenses were 118% higher for the year 2004 as compared to the year 2003 due to higher levels of sales activity, as well as higher costs of logistics.

Other income included one-time cash gain of $109 million in Europe in the fourth quarter 2004.

The relatively low rate of tax cost both in the fourth quarter 2004 and the full year 2004 was primarily due to the release of certain tax valuation allowances (FAS 109) of $375 million in certain subsidiaries due to the improvement in outlook.

Mittal Steel has decided to divide its operations into three geographical regions, viz. Americas, Europe and Rest of the World. The Americas region consists of the Company’s subsidiaries in United States, Canada, Mexico and Trinidad and Tobago. The European region consists of the Company’s subsidiaries in Bosnia, Czech Republic, France, Germany, Macedonia, Poland and Romania. The Rest of the World region consists of the Company’s subsidiaries in all other countries, currently mainly Kazakhstan, Algeria and South Africa. These regions will be the basis for all the analysis the Company will present in the future.

Americas

Total steel shipments of the Americas region were 2.8 million tons in the fourth quarter 2004, as against 3.2 million tons for the third quarter 2004. For the full year 2004 total steel shipments were 12.1 million tons as compared to 11.6 million tons for the year 2003.

Sales were marginally lower at $1.8 billion in the fourth quarter 2004, as against $1.9 billion for the third quarter of 2004. For the full year 2004 sales were $6.6 billion as compared to $4.1 billion for the year 2003.

The operating income was $483 million for the fourth quarter 2004 as compared to $580 million for the third quarter of 2004. For the full year 2004 operating income was $1.6 billion as compared to $136 million for the year 2003.

Europe

Our European region achieved total steel shipments of 4.5 million tons in the fourth quarter 2004, as compared to 4.7 million tons for the third quarter 2004. For the year 2004 shipments were 18.0 million tons as against 10.7 million tons for the year 2003.

Sales were flat at $2.8 billion in the fourth quarter 2004, as compared to the third quarter of 2004. Sales for the year 2004 increased to $9.9 billion as compared to $3.8 billion for the year 2003.

The operating income was $480 million for the fourth quarter 2004 as compared to $644 million for the third quarter of 2004. Operating income for the year 2004 was $2.0 billion as compared to $317 million for the year 2003.

Rest of the World

Our Rest of the World region achieved total steel shipments of 2.8 million tons in the fourth quarter 2004, as compared to 3.1 million tons for the third quarter 2004. For the year 2004 shipments were 11.9 million tons as against 5.1 million tons for the year 2003.

Sales increased to $2.2 billion in the fourth quarter 2004, as compared to $2.0 billion in the third quarter of 2004. Sales for the year 2004 increased to $7.6 billion as compared to $2.3 billion for the year 2003.

The operating income remained relatively flat at $688 million for the fourth quarter 2004 as compared to $668 million for the third quarter of 2004. Operating income for the year 2004 was $2.4 billion as compared to $707 million for the year 2003.

Liquidity

The Company’s liquidity is strong. As at December 31, 2004, the Company’s cash and cash equivalents including restricted cash were $2.6 billion ($900 million at December 31, 2003 and $2.3 billion at September 30, 2004). In addition, the Company’s operating subsidiaries had available borrowing capacity of $1.5 billion as at December 31, 2004.1

Total debt at the end of 2004, which includes long-term debt, short-term debt, loan from shareholder and including dividend payable, as well as borrowings under working capital credit facilities, was $3.6 billion, as compared to $3.1 billion at the end of 2003.

Net Debt (which is total debt including loan from shareholder and dividend payable less cash and cash equivalents and restricted cash) at the end of 2004 was $996 million and $486 million at September 30, 2004.

During the fourth quarter of 2004, working capital decreased by $226 million, mainly due to decreased receivables at year-end, although inventories were higher. During the year 2004, working capital increased by $1.1 billion largely due to higher level of inventory and accounts receivables, partly offset by increased trade payables and increased accrued expenses and other liabilities.

Capital expenditures during the fourth quarter 2004 were $376 million and for the year 2004 were $898 million. Depreciation during the year 2004 was $553 million.

During the year ended December 31, 2004, the Company purchased 5.3 million of its own shares for $54 million (at an average price of $10.25 per share). The last such purchase was made in the second quarter 2004.

On a pro-forma basis Mittal Steel Company N.V., including ISG had a net debt (which includes total debt including dividend payable and transaction consideration payable to ISG, less cash and cash equivalents and restricted cash) of $3.4 billion at the end of 2004.2

Dividend policy

The Company proposes a dividend policy for the fiscal year 2005. The board of directors approved 10 U.S. cents per share per quarter. This proposal has to be approved by the shareholders of the Company.

Recent Developments

On February 1, 2005, Moody’s Investor Services Ltd. assigned a “Baa3’’ senior implied rating to Mittal Steel and upgraded Mittal Steel’s senior unsecured issuer rating to “Ba1’’. In addition, Moody’s Investor Services Ltd. upgraded the senior notes of Ispat Europe Group (“IEG”) and Ispat Inland to “Ba1’’.

On January 25, 2005, Mittal Steel announced that it had arranged commitments, subject to customary conditions, from a group of arrangers for a $3.2 billion unsecured revolving credit facility, the proceeds of

[1]	Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable.
[2]	All pro-forma numbers assume the maximum issuance of shares and figures do not include any purchase accounting adjustments. Refer to ISG’s recent press release for their financial information.

which it expects to utilize to finance the cash portion of the merger with ISG, to refinance certain existing indebtedness and for general corporate purposes.

On January 24, 2005, Standard & Poor’s Ratings Services raised its long-term corporate credit rating of the Company to BBB from BB-, and raised its senior secured debt ratings on Ispat Inland to “BBB-” from “BB-”.

On January 14, 2005, Mittal Steel signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., or Valin, a listed subsidiary of the Valin Group. Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from the Valin Group at a price of Renminbi, or RMB, 3.96 per share, for a total consideration of RMB 2,599 million, approximately $314 million. The consideration is subject to adjustment based on the net asset value of Valin as at December 31, 2004. Subject to the receipt of all necessary approvals and waivers from the regulatory authorities in the Peoples Republic of China, the transaction is expected to close in the second quarter of 2005.

On December 30, 2004, Inland, a wholly owned subsidiary of Mittal Steel, redeemed $227,500,000 principal amount of its 9 3/4% senior secured notes due 2014, at a redemption price equal to 109 3/4% of the outstanding principal amount redeemed, plus accrued and unpaid interest on such amount to, but excluding, December 30, 2004. Prior to the redemption of the notes by Ispat Inland ULC, Mittal Steel purchased $256,000,000 of capital stock of Inland. Consistent with the terms of the indenture with respect to the notes, the cash proceeds from the stock offering were used to redeem the notes. After giving effect to this redemption, $422,500,000 principal amount of the 9 3/4% senior secured notes due in 2014 remain outstanding.

On December 15, 2004, the shareholders of Mittal Steel approved the acquisition of LNM Holdings and resolved to amend Mittal Steel’s articles of association, which included the change of name of the company from “Ispat International N.V.’’ to “Mittal Steel Company N.V.’’ On December 17, 2004 the acquisition of LNM Holdings was completed. Under the terms of the LNM Holdings acquisition agreement an entity controlled by the controlling shareholder of Mittal Steel received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares, for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares

In October 2004, Mittal Steel announced that its board of directors had approved a transaction pursuant to which International Steel Group (“ISG”) will be merged with a wholly owned subsidiary of Mittal Steel. Mittal Steel is working on various steps required to complete this transaction and it is currently expected that this transaction will close in the first quarter of 2005.

Outlook for the year 2005

We expect to complete the ISG merger in the first quarter 2005. This outlook includes ISG on pro-forma basis. The Company expects stable demand for its products during the year 2005 and across geographical regions. We expect shipments to increase to approximately 62 million tons. Both selling prices and costs are expected to be higher, driven primarily by an increase in cost of inputs. The Company, however, expects to maintain operating profit per ton, at a similar level to the year 2004. Capital expenditures will be approximately $1.5 billion. Effective tax rate for the year 2005 should be substantially higher at approximately 25%-30%.

Outlook for first quarter 2005.

For the first quarter 2005, Mittal Steel Company N.V., expects operating income per ton to be similar as compared to the fourth quarter 2004. Shipments are expected to marginally increase, however, effective tax rates are expected to go up substantially, as stated earlier.

Statements in this press release that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel’s results of operations and expectations regarding the timing of the ISG transaction, and statements preceded by “believe,” “expect,” “anticipate,” “target” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (5) availability and cost of raw materials, energy and transportation; (6) Mittal Steel’s ability to realize expected cost savings from recently acquired companies within the expected time frame; (7) Mittal Steel’s ability to integrate recently acquired companies; (8) labor disputes; (9) the timing of completion of the various steps needed to consummate the ISG transaction; and (10) the risks contained in Mittal Steel’s Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information and where to find it

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For further information, visit our web site: http://www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.	Mr. Chuck Burgess
T.N. Ramaswamy	Nicola Davidson	Ms. Gillian Angstadt
Director, Finance	General Manager, Communications	Abernathy MacGregor Group
+ 44 20 7543 1174	+44 20 7543 1162	+1 212 371 5999

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

	As at
	December 31,	December 31,
In millions of U.S. Dollars	2004	2003
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	2,495	760
Restricted cash	138	140
Short-term investments	1	—
Trade accounts receivable – net	2,006	889
Inventories	4,013	1,587
Prepaid expenses and other	666	275
Deferred tax assets	306	32

Total Current Assets	9,625	3,683

Property, plant and equipment – net	7,562	4,654
Investments in affiliates and joint ventures	667	967
Deferred tax assets	855	536
Intangible pension assets	106	117
Other assets	338	180

Total Assets	19,153	10,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	341	780
Trade accounts payable	1,899	1,015
Dividend payable	1,650	—
Accrued expenses and other current liabilities	2,307	796
Deferred tax liabilities	33	28

Total Current Liabilities	6,230	2,619

Long-term debt	1,639	2,193
Loan from shareholder	—	94
Deferred tax liabilities	955	263
Deferred employee benefits	1,931	1,933
Other long-term obligations	809	213

Total Liabilities	11,564	7,315

Minority Interest	1,743	261
Shareholders’ Equity
Common shares	59	59
Treasury stock	(123)	(110)
Additional paid-up capital	552	584
Retained earnings	4,739	2,423
Cumulative other comprehensive income	619	(395)

Total Shareholders’ Equity	5,846	2,561

Total Liabilities, Minority Interest and Shareholders’ Equity	19,153	10,137

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL
& OTHER INFORMATION AS PER U.S. GAAP

	For the Fourth Quarter Ended		For the Year Ended
	December 31,		December 31,
In millions of U.S. Dollars, except share, per share and other data	2004	2003	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
STATEMENT OF INCOME DATA
Sales	6,177	2,448	22,197	9,567
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	4,017	1,969	14,694	7,568
Depreciation	141	88	553	331
Selling, general and administrative expenses	294	110	804	369

	4,452	2,167	16,051	8,268
Operating income (loss)	1,725	281	6,146	1,299
Operating margin	27.9%	11.5%	27.7%	13.6%
Other income (expense) – net	104	31	128	70
Income from equity method investments	20	60	66	162
Financing costs:
Interest (expense)	(86)	(42)	(265)	(200)
Interest income	36	9	78	25
Net gain (loss) from foreign exchange	(29)	33	(20)	44

	(79)	—	(207)	(131)
Income (loss) before taxes	1,770	372	6,133	1,400
Income tax expense (benefit):
Current	266	16	731	43
Deferred	(264)	40	86	141

	2	56	817	184

Net income (loss) before minority interest and before cumulative effect of change in accounting principle	1,768	316	5,316	1,216
Minority interest	(214)	8	(615)	(35)

Net income before cumulative effect of change in accounting principle	1,554	324	4,701	1,181
Cumulative effect of change in accounting principle – net of tax	—	3	—	1

Net income	1,554	327	4,701	1,182

Basic and diluted earnings per common share	2.42	0.51	7.31	1.83
Weighted average common shares outstanding (in millions)	643	647	643	647

OTHER DATA
Total shipments of steel products including inter-company shipments (thousands of tons)	10,097	7,015	42,071	27,446

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

	For the Fourth Quarter Ended		For the Year Ended
	December 31,		December 31,

In millions of U.S. Dollars	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operating activities:
Net income	1,554	327	4,701	1,182
Adjustments required to reconcile net income to net cash provided from operations:
Depreciation	141	88	553	331
Deferred employee benefit costs	(111)	(21)	(119)	(167)
Net foreign exchange loss (gain)	31	(24)	28	(32)
Deferred income tax	(264)	40	86	141
Loss from early extinguishments of debt	22	—	22	—
Income from equity method investment	(42)	(14)	(138)	(140)
Distribution from equity method investment	—	30	—	48
Loss (gain) on sale or write-off of Property Plant & Equipment	(20)	—	(19)	—
Minority interest	214	(8)	615	35
Other	(4)	—	(8)	15
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
Trade accounts receivable	449	5	(386)	—
Short-term investments	3	(1)	—	—
Inventories	(564)	(26)	(1,374)	(18)
Prepaid expenses and other assets	201	(2)	(160)	(87)
Trade accounts payable	(93)	125	160	(51)
Accrued expenses and other liabilities	230	(15)	650	181

Net cash provided by operating activities	1,747	504	4,611	1,438

Investing activities:
Purchase of property, plant and equipment	(376)	(129)	(898)	(421)
Proceeds from sale of assets and investments Including affiliates and joint ventures	61	5	83	26
Investments in affiliates and joint ventures	12	(54)	34	(280)
Acquisition of net assets of subsidiaries, net of cash acquired	(12)	(16)	(19)	(21)
Restricted cash	89	(69)	2	(118)
Other	(8)	(2)	(3)	—

Net cash provided (used) by investing activities	(234)	(265)	(801)	(814)

Financing activities:
Proceeds from payable to banks	91	839	2,258	3,646
Proceeds from long-term debt – net of debt issuance costs	197	(18)	1,185	52
Proceeds from long-term debt from an affiliate	30	94	76	94
Payments of payable to banks	(362)	(910)	(2,738)	(3,636)
Payments of long-term debt	(752)	(35)	(2,127)	(226)
Payment of long-term debt to an affiliate	(175)	—	(175)	(40)
Capital contribution	(3)	—	(10)	—
Purchase of treasury stock	—	—	(54)	(8)
Sale of treasury stock	2	—	19	—
Dividends	(351)	(110)	(763)	(164)

Net cash (used) by financing activities	(1,323)	(140)	(2,329)	(282)

Net increase in cash and cash equivalents	190	99	1,481	342

Effect of exchange rate changes on cash	207	11	254	23

Cash and cash equivalent:
At the beginning of the period	2,098	650	760	395
At the end of the period	2,495	760	2,495	760